SECURITIES AND EXCHANGE COMMISSION
DIVISION O[redacted]RATE FINANCE
[redacted]IONAL CORPORATE FINANCE

SUPPL

RECEIVED
2006 AUG -8 A 10:?8
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06015800

'9

Madrid, July 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- The CNMV has proceeded with the opening of the envelopes presented on the 17th of July 2006 by the rival bids in progress for Tele Pizza, S.A. Dated on 07/17/06

EXHIBIT 2.- A Report was issued at the session of the Board of Directors held on the 10th of July 2006, about the take-over bid presented by Vidisco, S.L. Dated on 07/11/06

EXHIBIT 3.- The Stock Exchange Commission informs the acceptance deadline is extended from the 10th of July 2006 to the 10th of August 2006, both included. Dated on 07/10/07

EXHIBIT 4.- The Board of the Stock Exchange Commission has authorised the public take-over bid of Vidisco, S.L. over Tele Pizza, S.A. Dated on 07/07/06

PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL

dw 8/8

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

OPENING OF ENVELOPES WITH THE MODIFICATIONS IN THE RIVAL BIDS FOR TELE PIZZA, S.A.

In relation to that set forth in article 36 of the Royal Decree 1197/1991, of the 26th of July about the regime for public take-over bids, the SEC informs that it has proceeded with the opening of the envelopes presented on the 17th of July 2006 by the rival bids in progress for Tele Pizza, S.A., with the following result:

Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. have requested authorisation to modify the bid made for Tele Pizza, S.A., raising the cash consideration offered to 3.21 euros per share in Tele Pizza. The price offered for each convertible bond becomes 32.80 euros plus the accrued interest from the last payment of interest to the date of the contracting of the operation, which will rise to a maximum of 0.25 euros per bond and the final amount of which will be fixed on the aforementioned date.

Food Service Project, S.L. has requested authorisation to modify the bid made for Tele Pizza, S.A., raising the cash consideration offered to 2.77 euros per share in Tele Pizza. The price offered for each convertible bond becomes 28.31 euros plus the accrued interest from the last payment of interest to the date of the contracting of the operation, which will rise to a maximum of 0.25 euros per bond and the final amount of which will be fixed on the aforementioned date.

Vidisco, S.L. has requested authorisation to modify the bid made for Tele Pizza, S.A., raising the cash consideration offered to 2.51 euros per share in Tele Pizza. The price offered for each convertible bond becomes 25.65 euros plus the accrued interest from the last payment of interest to the date of the contracting of the operation, which will rise to a maximum of 0.25 euros per bond and the final amount of which will be fixed on the aforementioned date.

The three modified bids will be processed as they bring together the requirements set forth in the abovementioned article 36.

The acceptance deadline for the bids that may be applicable will be communicated in due course.

Madrid, 17th of July 2006

STOCK EXCHANGE COMMISSION

Pº CASTELLANA No. 15

MADRID-28046

COMMUNICATION OF RELEVANT FACT

A Report was issued at the session of the Board of Directors held on the 10th of July 2006, which is attached, all of which in accordance with that set forth in article 20 of the Royal Decree 1197/1991 about the take-over bid presented by Vidisco, S.L. and authorised by the Stock Market Commission on the 7th of July 2006.

This is communicated for the appropriate purposes in Madrid, on the 11th of July 2006.

The Secretary to the Board of Directors

Javier Gaspar Pardo de Andrade

REPORT ISSUED BY THE BOARD OF DIRECTORS OF TELE PIZZA S.A., IN ACCORDANCE WITH THAT SET FORTH IN ARTICLE 20 OF THE ROYAL DECREE 1.197/1991, OF THE 26TH OF JULY, ABOUT THE PUBLIC TAKE-OVER BID FOR SHARES AND CONVERTIBLE BONDS IN THE COMPANY PRESENTED BY VIDISCO, S.L. AND AUTHORISED BY THE STOCK EXCHANGE COMMISSION DATED THE 7TH OF JULY 2006.

Madrid, on the 10th of July 2006.

For the purposes set forth in article 20.1 of the Royal Decree 1.197/1991, of the 26th of July, about the regime for Public Take-over Bids, the Board of Directors for the company Tele Pizza, S.A. (hereinafter called **Telepizza** or the **Company**) having met in Madrid on the 10th of July 2006, drafts and approves the following Report about the public take-over bid for shares and convertible bonds in Tele Pizza, S.A. (the "**Bid**") formulated by Vidisco, S.L. (the "**Bidder**") and authorised by the Stock Exchange Commission ("**SEC**") dated the 7th of July 2006, this Company being informed of this authorisation on the 7th day of the same month and year.

1. MAIN FEATURES OF THE BID

In accordance with the Bid's explanatory booklet prepared by the Bidder, the main features of the Bid are the following.

1.1. Bidder

The Bidder is the Spanish company Vidisco, S.L.

The Bidder is a Spanish limited liability company, with indirect, complete participation by the Portuguese company Ibersol SGPS, S.A., (Ibersol) admitted to trading on the Stock Exchange of Lisbon (Euronext).

In turn, on the date of the Booklet the main participations in the capital share of Ibersol, as Ibersol itself declares are the following:

Shareholders	No. of shares	Percentage in share capital participation	Right to vote (%)
ATPS, SGPS	10,425,982	52.13%	56.57%
BANCO BPI, S.A.	1,540,047	7.70%	8.36%
MILLENIUM BCP, S.A.	1,301,316	6.51%	7.06%
CAIXAGEST-TECNICA GESTAO DE FUNDOS, S.A.	1,221,407	6.11%	6.63%
BANCO ESPIRITO SANTO, S.A.	282,517	1.41%	1.53%
SANTANDER			

SOCIEDAD GESTORA FUNDOS	185,459	0.93%	1.01%
ALRIMO GESTAO FUNDOS MOBILIARIOS	135,000	0.68%	0.73%

The Bidder is a company engaged, amongst other activities, in the preparation and sale of pizzas and other food products, an activity developed in Spain using the brand name "Pizza Móvil" with 62 outlets, 44 owned and 18 franchised.

The Ibersol Group is a set of companies engaged in the catering sector, mainly in Portugal and to a lesser extent in Spain, running (at the end of the 2005 financial year) 330 outlets, 295 being run by the company and 35 as franchises (of which 72 are located in Spain, 45 owned outlets and 27 franchises). Ibersol develops its activity using different brand names amongst which the following stand out: Pizza Hut, Pasta Caffe, Cantina Mariachi, Pap'aki, Arroz Maria, O Kilo, Kfc, Pans & company, Bocatta, Burger King, Café So and Quioscos de Café.

1.2. Securities to which the Bid extends.

The Bid extends to 265,035,922 shares in Telepizza, representing 100% of its Share Capital and 125,296 convertible bonds representing 100% of the convertible bonds issued and in circulation on the date of the presentation of the Bid.

1.3. Consideration

The Bidder offers the shareholders in Telepizza a cash consideration of 2.41 € per share and it offers the bondholders an equivalent consideration, consisting of adding to the value of the shares to which the bond subscription gives the right in the case of conversion, valued at the same price as the Bid, the amount of the accrued interest according to the formula expressed under heading II.2.2. of the Booklet.

1.4. Acceptance deadline

The initial acceptance deadline for the Bid is one month from the date of the publication of the first advertisement of the Bid. Consequently, the acceptance deadline ends on the 10th of August 2006.

1.5. Conditions to which the Bid is subjected

The effectiveness of the Bid is subject to the following condition:

a) Minimum of Acceptances: consisting of the acquisition of at least 129,867,602 hares in Telepizza, representing 49% of its current share capital.

The Bidder states that it could renounce the abovementioned condition whenever it were to obtain the consent of the financial bodies described under

heading 2.6 of the Booklet, except in the case of obtaining alternative financing that allows this condition to be renounced.

2. GENERAL CONSIDERATIONS

2.1. About the aim of the Bid and the plans for the Telepizza Group

In the Bid's explanatory Booklet, the Bidder has shown that his intention through the Bid is to acquire the greatest number possible of actions in Telepizza with a view to reaching the final target consisting of reaching the control of the company, which would allow the Ibersol Group to consolidate its position on the Iberian commercial catering market and it would respond to the international strategic targets set forth by the aforementioned Group.

Once it has gained the control of Telepizza, the abovementioned strategic targets would involve the integration of its business management with the rest of the business from the organisations belonging to the Ibersol Group, different alternatives for which are currently being studied for this integration, amongst which the following are detailed in the Booklet:

a) Acquisition by Telepizza of the Bidder's assets or subsidiaries.

b) Non-moneyed contribution of all or part of the subsidiaries in the Ibersol Group to Telepizza within the framework of a share capital increase with exclusion of the preferential subscription right that would be completely subscribed by the Bidder or by other organisations in the Ibersol Group by way of a non-monetary contribution.

c) Merger of Telepizza/organisations in the Ibersol Group.

d) Contribution of the shares in Telepizza to a newly created company with 100% participation by the Bidder for its subsequent merger with Telepizza.

2.2. About the assessment received.

On the occasion of the take-over bid previously formulated by the organisations Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. (hereinafter called, the "**First Bid**"), the Board of Directors of Telepizza appointed Lazard Asesores Financieros, S.A. as the Company's financial advisor, which on the 17th of April 2006 issued its opinion concluding that the consideration offered in the First Bid were from a financial point of view for the shareholders in the Company.

Whenever the consideration offered through the Bid is higher than that offered through the First Bid, the Board has not considered it appropriate to request a new report on this point this time.

Likewise and due to the Take-over Bid formulated by Food Service Project S.L., authorised by the SEC on the 11th of May 2006 (hereinafter the "**Second Bid**"),

the Board requested the organisation Ernst&Young ("**E&Y**") to issue a report about the consequences and effects of the proposed integration through the Second Bid would incur for Telepizza and for the different groups of interest related to it.

Currently and considering that the Bidder is 100 percent participated by Ibersol, a significant rival of the Company in Spain and Portugal and that the Bid is seeking the integration of the business and activities of the Ibersol Group and of Telepizza, the Board of Directors has considered it appropriate to request E&Y to issue a new report about the consequences and effects of the integration projected by the Bidder for Telepizza and for the different groups of interest related to it.

On the 10th of July 2006, E&Y issued its report about the Bid addressed exclusively to the Board of Directors of Telepizza, in which and based on the work carried out, it advised against the Bid due to its negative effects and unfavourable consequences on the different areas analysed (shareholders, markets, customers, franchisees and employees).

3. AGREEMENTS BETWEEN THE BIDDERS AND TELEPIZZA OR THE BOARD MEMBERS OF TELEPIZZA

Currently there are no agreements in existence between the Bidder and Telepizza, nor between the Bidder and the Board Members of Telepizza.

4. OPINION AND OBSERVATIONS BY THE BOARD OF DIRECTORS ABOUT THE BID

The Board of Directors, complying with that set forth in article 20 of the R.D. 1197/91 of the 26th of July, gives its opinion about the Bid in accordance with what is indicated below:

4.1. In the first place, it is recorded that the Chairman of the Board of Directors, Mr. Pedro Ballvé Lantero, at the start of the meeting, informed of the existence of a conflict of interest derived from the fact that company that he holds participations in, Carbal, S.A., in turn jointly participates with the Permira Funds in the bidding companies from the Preceding Bid. In the face of this situation and in compliance with that set forth in Articles 24.2.3 a) and 32 of the Board's Regulation, Mr. Pedro Ballvé Lantero informed the Board of Directors that he would not take part in the deliberations and voting relative to the giving of an opinion about the Bid, absenting himself from the meeting.

4.2. In the second place and with respect to the price offered, 2.41€ per share in accordance with the report issued by the body on the 17th of April and on the 17th of May in relation to the First Bid and to the Second Bid respectively, the Board considers that it is a fair consideration form a financial point of view, for the Company's shareholders who decide to accept it, likewise the fact that the

consideration is paid completely in cash and is aimed at 100% of the share capital should be positively valued.

Notwithstanding the above-mentioned, the Bid, the First Bid and the Second Bid are subject to the regime of competing bids foreseen in Chapter V of the Royal Decree 1197/91 and in particular, to the procedure of possible modifications and improvements established in articles 36.2 of the abovementioned provision.

4.3. In the third place, considering that the Bid proposes the integration of the businesses currently developed by the Ibersol Group with those of Telepizza, as well as the fact that the former, as has already been mentioned, is an important rival of Telepizza in Spain and in Portugal, the Board of Directors, with assessment by E&Y which was referred to under the previous heading 2.2, in fulfilment of that set forth in article 6 of the Board's Regulation, has analysed the consequences and effects of the proposed integration from the social interest point of view, understanding this to be in application of article 127 bis C.A., the Company's interest.

The analysis of the integration from the social interest point of view has meant considering the consequences and effects foreseeable form this, not on to the Company itself, but also to the different groups of interest making up the company (shareholders, franchisees, employees, etc), having reached the following conclusions:

- The analysis of the financial ratios and the value trees handled by E&Y show that Telepizza presents greater efficiency, productivity, solvency and profitability than the Ibersol Group and than the group or company resulting from the integration. Specifically, according to the Report by E&Y based on the last comparable accounting data from the close of 2005, according to IFRS Standards, Telepizza's operating profitability is 11.15%, whilst that of the Ibersol Group is 9.12% and that of the resulting company could be around 3.27%. It should be mentioned that the comparative analysis of these ratios in the Board's report of the 17th of May, with respect to the Second Bid took place with respect to the close of 2004 and according to the Spanish General Accountancy Plan.

- The different integration alternatives for both companies would be dilutional for shareholders who do not take up the Bid and therefore prejudicial for them.

- Ibersol has admitted in the Booklet that the Bid could raise questions about the impact of Telepizza's activity on the territorial restrictions of the Pizza Hut outlets in Portugal, and it admits that it has started up contacts with the counterparts to evaluate this situation. In this Board's opinion, this situation could cause a breach of its contractual obligations to Yum!, the franchiser of the

Pizza Hut brand, therefore there might well be legal actions taken by the aforementioned franchiser against the organisation resulting from the integration.

- Ibersol declares in the Booklet that it has notified the Portuguese competition authorities about the operation, without having obtained to date, the corresponding authorisation, therefore, in the case of rejection, it would sell the Telepizza assets and companies in Portugal in order to comply with the prohibition decision. Telepizza has 77 outlets in Portugal, 39 owned and 38 franchises, with sales growth rates that are higher than those of Pizza Hut.

- Regardless of the abovementioned point, the proximity of Telepizza and Pizza Hut outlets operated by the Ibersol in Portugal could determine the closure of a significant number of outlets of one or other format after the integration with the consequent and significant loss of jobs.

- The current relationship between Telepizza and its franchisees would be appreciably modified. Currently, the franchisees and Telepizza act as *associates* whilst in the scenario resulting from the integration, the franchisee would be competing with the owned outlets from the Ibersol Group that operate other rival brands as franchisees and with the franchisees from the Ibersol Group itself. The resulting company would have to arbitrate on a daily basis the contradictory and competitive interests of its different franchisees between themselves and of the franchisees with its own outlets. In the seven Autonomous Regions where Telepizza and Pizza Movil operate jointly, there are 243 Telepizza outlets and 62 Pizza Movil ones, and out of them 126 are Telepizza franchises and 30 are Pizza Movil franchises.

- In the supposed territorial conflict between an owned outlet from the Ibersol Group of a rival brand and a Telepizza franchised outlet, there could well be situations of discrimination in favour of the Ibersol Group's owned outlets. There could also arise the case that the Ibersol Group could decide to reconvert own outlets operated under the brand name of Pizza Movil or Pizza Hut to the brand of Telepizza, obstructing the business of its franchisees in this way. The integration could, therefore, be prejudicial for Telepizza's franchisees and therefore, and taking into account the importance of the franchiser/franchisee relationship for Telepizza itself.

- It should also not be ruled out that the resulting entity were to use the business information from the Telepizza chain to improve its competitive position in the Ibersol Group's owned outlets that are operating rival brands. Likewise, it should be not ruled out that the information obtained is used by the Ibersol Group in its capacity

as franchiser of rival brands to homogenise its competitive products and strategy for Telepizza (for example, on the subject of commercial offers, product ranges and services, etc.)

- The integration would cause a collision in business cultures and management models, whenever Telepizza develops and manages basically a single brand and it associates all its resources to the development of this and therefore, of the Company, whilst Ibersol is a company that manages brands, dividing up its resources amongst them in terms of the market situations and the advisability of the Group.

- The abovementioned point sets forth an effective risk of loss of talent and knowledge by the departure of key personnel from Telepizza, with the consequent decrease in share capital in the Company.

4.4. Consequently, the members of the Board of Directors agree, unanimously, with the exception and consequent abstention of the Chairman Mr. Pedro Ballvé Lantero:

a) In relation to the consideration offered by the Bid, it is considered to be fair from a financial point of view for the Company's shareholders, in accordance with that stated under the previous heading 4.2.

b) In relation to the other terms and conditions, the Board of Directors' opinion is unfavourable with respect to the Bid, considering it to be of a hostile nature, whenever the Bidder, in its condition of current rival to the company, represents interests that are contradictory and opposed to Telepizza's social interest and that the projected integration process would cause negative effects and consequences on each of the different areas analysed under the previous heading 4.3.

4.5. With the exception of the absence and abstention of Mr. Pedro Ballvé Lantero, due to the previously explained reason, there are no individual and particular opinions by Directors of Telepizza other than the previously expounded unanimous opinion.

5. INTENTION OF THE DIRECTORS TO ACCEPT THE BID

All the members of the Board of Directors who are holders, directly or indirectly of shares in Telepizza, that is to say, Mr. Fernando Zapater Marqués, Mr. Guillermo de la Dehesa Romero, Mr. Alfonso Martinez de Irujo Fitz-James Stuart, Mr. Joaquin Cayuela Verges, Mr. Raniero Vanni D'Archirafi, Mr. Ignacio Cuesta Martin Gil and Mr. Javier Gaspar Pardo de Andrade, have shown their intention of not accepting the Bid. The abovementioned Board Members are holders, jointly, of a total of 19,253 shares in Telepizza.

It is stated that the declaration made by Mr. Ignacio Cuesta Martin-Gil does not include any pronouncement in any direction about the 4.132% participation in Telepizza of which the organisation Telefónica Capital, S.A. is the holder.

No member of the Board of Directors is the holder, directly or indirectly of bonds that are convertible into shares in the Company.

Likewise, it is stated that the company Carbal, S.A., the representation of which is held on the Board of Directors by the Board Member and Chairman, Mr. Pedro Ballvé Lantero, took on certain commitments relative to its share in Telepizza as opposed to Foodco Pastries Spain, S.L.U. and Medimosal S.L.U. to which reference was made both in the Board's report of the 17th of April and in the Informative Booklet recorded on the authorisation of the First Bid.

This Report about the Public Take-over Bid for shares in Telepizza formulated by the Bidder and authorised by the Stock Exchange Commission on the 7th of July 2006 was unanimously approved by all the Directors of Tele Pizza, S.A. attending (or correctly represented) the meeting.

In Madrid, on the 10th of July 2006.

The Secretary to the Board of Directors
Javier Gaspar Pardo de Andrade

ACCEPTANCE DEADLINE FOR THE RIVAL BIDS
FOR TELE PIZZA, S.A.

The Stock Exchange Commission informs that on the 10th of July 2006 the first of the announcements was published that are referred to in article 18 of the Royal Decree 1197/1991, of the 26th of July, corresponding to the public take-over bid for shares and convertible bonds in Tele Pizza, S.A. formulated by Vidisco, S.L. that is competing with the preceding bids formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. and by Food Service Project, S.L.

As a result of the abovementioned announcement and in accordance with the terms in fixed in the explanatory booklet (*) for the referred to bid, the acceptance deadline is extended from the 10th of July 2006 to the 10th of August 2006, both included.

According to that set forth in articles 35 and 36 of the abovementioned Royal Decree, except in the case that Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. or Food Service Project, S.L. were to decide to withdraw their respective bids, the acceptance deadline for both of them is automatically extended to the 10th of August 2006.

(*) The explanatory booklet for the bid and the documentation accompanying it may be found at the Register for Public Take-over Bids at the SEC. Likewise, it may also be obtained through the SEC's Web Site (only the explanatory booklet and the announcement model.

REQUIREMENTS FOR THE PRESENTATION OF THE IMPROVEMENTS IN SEALED ENVELOPES BY THE RIVAL BIDS FOR TELE PIZZA, S.A.

In relation to the three rival bids for Tele Pizza, S.A. formulated respectively by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U., by Food Service Project, S.L. and by Vidisco, S.L. the following is communicated:

The presentation of modifications in the conditions, if such is the case, in any of the three bids in progress must be made in a sealed envelope on the 17th of July 2006 and it must comply with the following minimum requirements:

1. The Take-Over Bid will cover 100% of the shares that make up Tele Pizza's share capital and all the convertible bonds in circulation for the company.

2. The Take-Over Bid may be subject to the acquisition of any minimum number of shares that does not exceed 49% of Tele Pizza's share capital.

3. The consideration for the Take-Over Bid must be higher than 2.41 euros per share in Tele Pizza, the price for each convertible bond being the result of adding the value of the shares that the subscription to the bonds give a right to in the case of conversion, valued at the Take-Over Bid's price, the amount of the accrued interest from the last date of payment of interest until the date of the contracting of the Take-Over Bid, in accordance with the formula shown in the booklets.

4. If the raising of the consideration is includes any other point than the strict raising of the price, a report by an independent expert that accredits that the Take-Over Bid improves the last preceding one must be presented in the aforementioned sealed envelope.

5. The sealed envelope or file will contain all the documentation accrediting the modifications in the bid adopted by the bidder and it will be signed by a person with sufficient representation, including express reference to each of the headings in the initial booklet affected and description with the same accuracy, extension and preciseness as the modified headings.

Whenever the modifications presented bring together the abovementioned requirements and once the new conditions have been authorised, if such is the case, and they have been circulated as foreseen under heading 5 of article 36 of the Royal Decree 1197/1991, of the 26th of July, any of the bids including a consideration that does not reach the best of all of them may be withdrawn.

Taking all the above into account, the decision to withdraw the bid must be communicated to this Stock Exchange Commission and it must be published by the means established in article 18 of the Royal Decree 1197/1991, of the 26th of July, immediately on its adoption, and in any event, before the last seven days of the acceptance deadline that is applicable in accordance with that set forth in articles 35 and 36 of the abovementioned Royal Decree.

The sealed envelopes or files must be presented at the register of the SEC located at Paseo de la Castellana, 15. 28046 Madrid or Paseo de Gracia, 19, 08007 Barcelona, between 9.30 am and 5.45 pm on the 17th of July 2006.

On the outside of the sealed envelope or file the bidder's identity will be indicated along with the following statement: ***"Modification of the Take-Over Bid for Tele Pizza, S.A. in sealed envelope (article 36 of the Royal Decree 1197/1991, of the 26th of July)".*** The SEC will supply bidders with the corresponding acknowledgement of receipt form with the number and date of the entry of the registered envelope.

Madrid, 10th of July 2006

AUTHORISATION OF THE TAKE-OVER BID BY VIDISCO, S.L. OVER TELE PIZZA, S.A.

At its meeting held on the 7th of July 2006, the Board of the Stock Exchange Commission has adopted the following agreement:

"To authorise the public take-over bid aimed at 265,035,922 shares, at the price of 2.41 euros per share, representing 100% of the share capital and 125,296 bonds convertible into ordinary shares, representing 100% of the convertible bonds in circulation, for the organisation Tele Pizza, S.A. admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and integrated into the Stock Exchange link-up and on the Electronic Bond Market, respectively, which was formulised before this National Commission by Vidisco, S.L. on the 5th of May 2006, understanding that its terms are adapted to the regulations in force and considering as sufficient the contents of the explanatory booklet presented after the modifications introduced into it on the 29th of June 2006.

The price offered for each convertible bond is 24.63 euros plus the amount of the accrued interest since the last payment of interest to the date of the contracting of the operation that will rise as a maximum to 0.25 euros per bond and the final amount of which will be fixed on the aforementioned date.

The bid behind the adopting of this agreement is considered to be a rival bid for the purposes foreseen in Chapter V of the Royal Decree 1197/1991, of the 26th of July, with the public take-over bids for Tele Pizza, S.A. formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. and by Food Service Project, S.L."

Madrid, 7th of July 2006

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

RECEIVED
2006 AUG -8 A 10: 78
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Madrid, July 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- The SEC (Stock Exchange Commission) informs that the acceptance deadline for the public take-over bids for shares and convertible bonds in Tele Pizza will be automatically extended. Dated on 06/08/2006.

EXHIBIT 2.- In addition to the Relevant Fact dated the 7th of June, Tele Pizza S.A informs about the agreements adopted at the Annual General Meeting of the Company. Dated on 06/09/2006.

EXHIBIT 3.- Food Service Project, S.L. has decided to renounce the fulfilment of the condition regulated under heading II.4.2 of the Explanatory Booklet for the Bid relative to the modification of the Articles of Association of Tele Pizza. Dated on 06/16/ 2006.

EXHIBIT 4.- Vidisco, S.L. has decided to renounce the fulfilment of the condition consisting of the modification of those articles of Tele Pizza S.A´s Articles of Association which was a requirement for the take over bid over Tele Pizza S.A. shares. Dated on 06/29/2006.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

EXTENSION OF THE ACCEPTANCE DEADLINE FOR THE

RIVAL BIDS FOR TELE PIZZA, S.A.

The SEC (Stock Exchange Commission) informs that the acceptance deadline for the public take-over bids for shares and convertible bonds in Tele Pizza, S.A. formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. and by Food Service Project, S.L. authorised on the 11/04/06 and the 11/05/06 respectively, the termination of which was established for the 12th of June 2006, will be automatically extended until the termination of the acceptance deadline of the third rival bid presented by Vidisco, S.L. on the 5th of May 2006.

As the bid presented by Vidisco, S.L. is currently being processed, the date for the presentation of improved bids by way of sealed envelopes foreseen in the regulations will be communicated in due course.

Madrid, 8th of June 2006

REF.: COMMUNICATION OF RELEVANT FACT

In accordance with that foreseen in article 82 of the Law 24/1988, of the 28th of July, pertaining to the Stock Exchange, this document communicates the following relevant fact for its incorporation on the public registers of this National Stock Exchange Commission:

In addition to the Relevant Fact dated the 7th of June, informing about the agreements adopted at the Annual General Meeting of Tele Pizza, S.A. held on the same date and specifically related to the fifth point on the Agenda as to the modification of the articles of association numbers 15, 22, 23 and 26, which was rejected as it did not manage to bring together the percentage of favourable votes for its approval, the following points are communicated:

1) The Board of Directors of Tele Pizza, S.A. at its meeting held on the 3rd of May convened the Annual General Meeting of Shareholders for the 6th and 7th of June and it issued the mandatory report relating to the 5th point on the Agenda. According to the abovementioned Administrators Report, the Board declares it knew that the Public Take-Over Bids presented by Food Service Project S.L. and by Vidisco S.L. were subject to the condition that the Annual General Meeting of Shareholders of this company were to agree on the modification of its articles of association, to remove the statutory restrictions over the right to vote and access to the Board of Directors.

2) In its report, the Board also explained that due to the fact the Annual General Meeting of Shareholders had been organised for the 6th and 7th of June, it considered it advisable to take advantage of this opportunity to submit the decision about the modification of the articles of association in question to the consideration of its shareholders, therefore a point was included on the Agenda, the fifth point, with the three-fold aim of:

a) *"Preventing the holding of two Annual General Meetings within a very short space of time*

b) *Granting the shareholders the chance to decide about the fulfilment of the condition relative to the modification of the articles of association to which both Bids are subject at the first available occasion*

c) *Contributing to the prevention of unnecessary delays in the acceptance deadlines for the abovementioned bids"*

3) The Annual General Meeting of Shareholders, formed by a quorum of 63.609%, rejected the adopting of the agreement about the modification of the articles of association and consequent removal of the restrictions, since only shareholders representing 22.18% of the share capital, equivalent to 34.87% of all the attending shares voted in favour of the approval of the agreement, when the favourable vote of 75% of the share capital attending the Annual General Meeting would have been necessary. Therefore the condition in question to which both Bids were subjected was definitively not fulfilled.

4) Taking the previous point into account, Tele Pizza, S.A is not considering, under any circumstances, the possibility or probability of holding another Annual General Meeting of Shareholders during the Rival Bids Process, whatever the result of this might be or the final bids of the bidders, to propose the same modification of the articles of association to its shareholders again that has already been rejected by them.

This is communicated for the appropriate purposes,

Yours truly,

Javier Gaspar,
Secretary to the Board of Directors

FOODCO SERVICE PROJECT, S.L. (hereinafter, the **"Bidding Company"**), in compliance with that set forth in article 82 of the Stock Exchange Law, by which this document informs the Stock Exchange Commission about the following

RELEVANT FACT

In accordance with that foreseen under heading III.3 of the Explanatory Booklet for the Public Take-over Bid formulated by the Bidding Company for all the shares and convertible bonds in Tele Pizza, S.A. (hereinafter, the **"Bid"**), this document informs that the Bidding Company has decided to renounce the fulfilment of the condition regulated under heading II.4.2 of the Explanatory Booklet for the Bid relative to the modification of the Articles of Association of Tele Pizza, S.A. and to the inscription of these modifications on the Mercantile Register.

Consequently, the effectiveness of the Bid is only determined by the fulfilment of the minimum of acceptances contemplated under heading II.4.1. of the Bid's Explanatory Booklet.

This is communicated for the appropriate purposes in Madrid on the 16th of June 2006.

FOOD SERVICE PROJECT, S.L.

By Proxy: Mr. Miguel Ibarrola López

JULIO 05 - JUNIO 06

CON ESTIRADA

1.PLANIFIC

TOTAL	Acumulado a la Fecha		SIN EXTREMOS	Acumulado a la Fecha	
CON ESTIRADA			CON ESTIRADA		
TOTAL INGRESOS	**22.563.657,38**		**TOTAL INGRESOS**	**21.164.118,38**	
Coste de Producto	**7.068.353,06**	**31,33%**	**Coste de Producto**	**6.631.131,08**	**31,33%**
TOTAL COSTE	**7.068.353,06**		**TOTAL COSTE**	**6.631.131,08**	
MARGEN BRUTO	**15.495.304,32**		**MARGEN BRUTO**	**14.532.987,30**	
Mano de Obra Variable	**3.710.722,17**	**16,45%**	**Mano de Obra Variable**	**3.476.243,39**	**16,43%**

Sin Pozuelo (por abajo) ni Marina (por arriba)

JULIO 04 - JUNIO 05

CON ESTIRADA

TOTAL	Acumulado a la Fecha		SIN EXTREMOS	Acumulado a la Fecha	
CON ESTIRADA			CON ESTIRADA		
TOTAL INGRESOS	**22.038.309,62**		**TOTAL INGRESOS**	**20.720.474,54**	
Coste de Producto	**6.641.214,89**	**30,13%**	**Coste de Producto**	**6.235.755,19**	**30,09%**
TOTAL COSTE	**6.641.214,89**		**TOTAL COSTE**	**6.235.755,19**	
MARGEN BRUTO	**15.397.094,73**		**MARGEN BRUTO**	**14.484.719,35**	
Mano de Obra Variable	**3.800.576,05**	**17,25%**	**Mano de Obra Variable**	**3.573.662,35**	**17,25%**

Sin Alcalá Henares IV (por abajo), ni Marina (por arriba)

-0,80%	-0,82%

VIDISCO, S.L. (the ***"Bidding Company")***, *a* subsidiary of IBERSOL, SGPS, S.A., in accordance with that set forth in article 82 of the Stock Exchange Law, by which this document informs the Stock Exchange Commission (the ***"SEC"***) about the following

RELEVANT FACT

On Friday, the 5th of May 2006, the Bidding Company presented a public take-over bid for all the shares and convertible bonds in TELE PIZZA, S.A. (the ***"Bid"***).

In particular, as was summarised in the relevant fact presented before this Commission on the 5th of May 2006, the effectiveness of the Bid was determined by:

- the acquisition of 129,867,602 shares in TELE PIZZA, S.A. representing 49% of its share capital; and
- the fact that prior to the termination of the acceptance deadline for it, the Annual General Meeting of Shareholders in TELE PIZZA, S.A. must adopt the agreements necessary to modify its articles of association, removing the restrictions relative to the quorum and majorities required to adopt certain agreements by the Annual General Meeting of Shareholders and for the appointment of Board Members and the Chairman of the Board of Directors.

In view of the fact that the Annual General Meeting of TELE PIZZA, S.A. at its meeting held on the 7th of June 2006 did not pass the fifth point on the Agenda precisely consisting of the modification of those articles in its articles of association the modification of which formed a condition for this Bid, this document informs that the Bidding Company has decided to renounce the fulfilment of the aforementioned condition.

Consequently, the Bid (once authorised and published) will only be determined by the acquisition of 129,867,602 shares in TELE PIZZA, S.A., representing 49% of its share capital, all of this in accordance with the terms and conditions that were described in the corresponding Explanatory Booklet for the Bid.

This is communicated for the appropriate purposes in Madrid on the 28th of June 2006.

SIGNED by Mr. Antonio Carlos Vaz Pinto da Sousa
Representing VIDISCO, S.L.

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, July 2006

SUPPL

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- The CNMV has authorised the public take-over bid of Foodco Pastries Spain, S.L.U. y Medimosal, S.L.U. over Tele Pizza, S.A. It ha been authorised 11 of April 2006. Dated on 04/11/06

EXHIBIT 2.- The acceptance deadline extends from the 12th of April 2006 until the 12th of May 2006.Dated on 04/12/06

EXHIBIT 3.- Telepizza, S.A. has sent a report at the session of the Board of Directors about the take-over bid presented by Foodco Pastries Spain, S.L. and Medimosal, S.L. Dated on 04/12/06

EXHIBIT 4.- The CNMV has suspended as a precaution, with immediate effect the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the body TELE PIZZA, S.A. Dated on 04/20/06

EXHIBIT 5.- Food Service Project, S.L has presented to the Stock Exchange Commission ("SEC") a public take-over bid (the "Bid") for 100% of the shares and convertible bonds in Tele Pizza, S.A., ("Tele Pizza"), The consideration offered is 2.40 euros per share, which will be totally paid in cash. Dated on 04/20/06

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

AUTHORISATION OF THE TAKE-OVER BID BY FOODCO PASTRIES SPAIN, S.L.U. AND MEDIMOSAL, S.L.U. OVER TELE PIZZA, S.A.

At its meeting held on the 11th of April 2006, the Board of the Stock Exchange Commission has adopted the following agreement:

"To authorise the public take-over bid aimed at 265,035,922 shares, at the price of 2.15 euros per share, representing 100% of the share capital and 125,296 bonds convertible into ordinary shares, representing 100% of the convertible bonds in circulation, for the organisation Tele Pizza, S.A. admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and integrated into the Stock Exchange link-up and on the Electronic Bond Market, respectively, which was formulised before this National Commission by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. on the 28th of February 2006, understanding that its terms are adapted to the regulations in force and considering as sufficient the contents of the explanatory brochure presented after the modifications introduced into it on the 10th of April 2006.

The price offered for each convertible bond is 21.97 euros plus the amount of the accrued interest since the last payment of interest to the date of the contracting of the operation that will rise as a maximum to 0.21 euros per bond and the final amount of which will be fixed on the aforementioned date."

Madrid, 11th of April 2006

ACCEPTANCE DEADLINE FOR THE TAKE-OVER BID BY FOODCO PASTRIES SPAIN, S.L.U. AND MEDIMOSAL, S.L.U. OVER TELE PIZZA, S.A.

The Stock Exchange Commission informs that on the 12th of April 2006 the first of the announcements was published, referred to by article 18 of the Royal Decree 1197/1991, of the 26th of July, corresponding to the public take-over bid for shares in Tele Pizza, S.A., formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U.

As a result of the abovementioned, and in accordance with the terms fixed in the explanatory brochure (*) for the referred to bid, the acceptance deadline extends from the 12th of April 2006 until the 12th of May 2006, both included.

(*) *The explanatory brochure for the bid and the documentation that accompanies it may be found at the Registry for Public Take-Over Bids for Securities at the SEC. Likewise, it may also be obtained (only the explanatory brochure and the announcement model) on the SEC's Web site.*

STOCK EXCHANGE COMMISSION
P° CASTELLANA No. 15
MADRID-28046

COMMUNICATION OF RELEVANT FACT

A Report was issued at the session of the Board of Directors held on the 17th of April 2006, which is attached, all of which in accordance with that set forth in article 20 of the Royal Decree 1197/1991 about the take-over bid presented by Foodco Pastries Spain, S.L. and Medimosal, S.L. and authorised by the Stock Market Commission on the 11th of April 2006.

REPORT ISSUED BY THE BOARD OF DIRECTORS OF TELE PIZZA S.A., IN ACCORDANCE WITH THAT SET FORTH IN ARTICLE 20 OF THE ROYAL DECREE 1.197/1991, OF THE 26TH OF JULY, ABOUT THE PUBLIC TAKE-OVER BID FOR SHARES AND CONVERTIBLE BONDS IN THE COMPANY PRESENTED BY FOODCO PASTRIES SPAIN S.L.U. AND MEDIMOSAL, S.L.U. AND AUTHORISED BY THE STOCK EXCHANGE COMMISSION DATED THE 11TH OF APRIL 2006.

Madrid, on the 17th of April 2006.

For the purposes set forth in article 20.1 of the Royal Decree 1.197/1991, of the 26th of July, about the regime for Public Take-over Bids, the Board of Directors for the company Tele Pizza, S.A., having met in Madrid on the 17th of April 2006, drafts and approves the following Report about the public take-over bid for shares and convertible bonds in Tele Pizza, S.A. (the "**Bid**") formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U., (the "**Bidders**") and authorised by the Stock Exchange Commission ("**SEC**") dated the 11th of April 2006, this Company being informed of this authorisation on the 11th day of the same month and year.

1. MAIN FEATURES OF THE BID

In accordance with the Bid's explanatory booklet prepared by the Bidders, the main features of the Bid are the following.

1.1. Bidder

The Bidders are the Spanish companies Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U.

The Bidders are two Spanish limited liability companies, controlled jointly and indirectly by Carbal, S.A. and by the Fondo Permira Europe III, the latter through its management company Permira Europe III G.P. Limited.

1.2. Securities to which the Bid extends.

The Bid extends to 265,035,922 shares in Telepizza, S.A. ("**Telepizza**"), representing 100% of its Share Capital and 125,296 convertible bonds representing 100% of the convertible bonds issued and in circulation on the date of the presentation of the Bid.

1.3. Consideration

The Bidders offer the shareholders in Telepizza a cash consideration of 2.15 € per share and it offers the bondholders an equivalent consideration, consisting of adding to the value of the shares to which the bond subscription gives the right in the case of conversion, valued at the same price as the Bid, the amount

of the Accrued Interest according to the formula expressed under heading II.2.2. of the Booklet.

1.4. Acceptance deadline

The initial acceptance deadline for the Bid is one month from the date of the publication of the first advertisement of the Bid. Consequently, the acceptance deadline ends on the 12th of May 2006.

Notwithstanding the above, the Bidders may extend the acceptance deadline under the terms set forth in the applicable regulations.

1.5. Conditions to which the Bid is subjected

The effectiveness of the Bid is only subject to the condition consisting of the acquisition of at least 129,867,602 shares in Telepizza, representing 49% of its current share capital.

The Bidders expressly reserve the right to renounce the referred to conditions under the terms established in the Bid's explanatory brochure.

2. GENERAL CONSIDERATIONS

2.1. About the aim of the Bid and the plans for the Telepizza Group

In the Bid's explanatory Brochure, the Bidders have shown that their intention through the Bid is to acquire all the shares and to take control of Telepizza.

The Bidders' strategic aim in relation to Telepizza is to consolidate its position in the pre-cooked food home delivery service sector, on the markets where Telepizza is present, in the terms and in accordance with that set forth in chapter IV of the Bid's explanatory booklet.

2.2. About the financial assessment received.

The Board of Directors of Telepizza agreed to appoint Lazard Asesores Financieros, S.A. ("**Lazard**") as the Company's financial advisor in relation to the Bid.

On this point, the Board of Directors of Telepizza requested Lazard to issue an opinion as to the fairness of the consideration offered in the Bid.

On the 17th of April 2006, Lazard issued its report about the Bid addressed exclusively to the Board of Directors of Telepizza, in which and based on the work carried out, it concluded that the considered that would be received is fair, from a financial point of view for the shareholders in the Company.

3. AGREEMENTS BETWEEN THE BIDDERS AND TELEPIZZA OR THE BOARD MEMBERS OF TELEPIZZA

3.1. Agreements between the Bidders and Telepizza

Currently there are no agreements in existence between the Bidders and Telepizza.

3.2. Agreements between the Bidders and the Board Members of Telepizza

As is indicated in the Bid's explanatory Booklet, the Bidders are companies with a 50% indirect participation by Carbal, S.A. and by the Fondos Permira.

Mr. Pedro José Ballvé Lantero, Chairman of the Board of Directors of Telepizza, represents the share participation of Carbal, S.A. in the Company, representing 20.532% of its share capital.

On the 28th of February 2006, the Bidders, Fondos Permira, Carbal, certain companies from the Carbal group, Mr. Pedro and Mr. Fernando Ballvé Lantero signed an "Investment commitment contract for formulation and acceptance of a public take-over bid and purchase option" for shares in Telepizza (complete copy of the abovementioned contract is attached to the Bid's explanatory booklet) and on the 5th of April they signed an "Addenda" to the aforementioned contract, also incorporated to the explanatory booklet, by which the signing shareholders stated they had sold all their 54,416,004 shares, representing 20.532% of Telepizza to the Bidders, of which Carbal, S.A. is the direct or indirect holder, the effective transmission of the shares being conditioned by the publication of the positive outcome of the Bid in accordance with that set forth in article 27.2 of the Royal Decree on Take-over bids.

Likewise, Carbal, S.A. is party to a sale and purchase option contract for a total of 5,375,000 shares in Telepizza, representing 2.02% of its share capital, signed with the Caja de Ahorros y Monte de Piedad de Madrid dated the 30th of October 2003. In execution of the aforementioned contract, Carbal, S.A. foresees the acquisition subsequent to the settlement of the Bid of the shares that are the object of the option rights, as well as their subsequent transmission to the Bidders at the same price as indicated in the Bid, all of which in accordance with that shown under heading 1.5.2. of the Bid's Explanatory Booklet.

4. OPINION AND OBSERVATIONS BY THE BOARD OF DIRECTORS ABOUT THE BID

The Board of Directors wishes to state, in the first place, the fact that the Chairman and member of the Board of Directors, Mr. Pedro Ballvé Lantero, finds himself in a *conflict of interest* in relation to his pronouncement about the Bid, as he is an administrator and shareholder in Carbal, S.A., (which together with the Fondos Permira controls the Bidders) and likewise as he is a signatory of the "Investment commitment contract for formulation and

acceptance of the public take-over bid and purchase option" referred to under heading 3.

For this reason, Mr. Pedro Ballvé Lantero wishes for the following declaration to be expressly recorded on the minutes

"In compliance with my duty as administrator of Tele Pizza, S.A. and particularly, my duty of loyalty regulated in Article 127 TER of the Corporations Act and for the purposes foreseen under the third heading of the aforementioned article, I inform and declare the situation of conflict in which I find myself with respect to the valuation and issuing of an opinion about the Bid as I am an administrator and shareholder in Carbal, S.A., a company that jointly with the Fondos Permira controls the Bidders who have presented the Bid.

Notwithstanding the above, and in compliance with that set forth in Article 20 of the Royal Decree on Legal Regime for Public Take-over Bids for Securities, I proceed to give my opinion about the Bid repeating that this opinion must be evaluated, in all cases, with the knowledge about the conflict of interest previously alluded to.

To give my opinion about the Bid and complying with my duty as a Board Member with maximum diligence I have analysed and taken into consideration the opinion issued by Lazard on the 17th of April 2006."

With the exception derived from the above statement, the Board of Directors of Telepizza value in a positive manner.

(i) Whereby the Bid is aimed at 100% of the share capital and the convertible bonds currently in circulation.

(ii) Whereby the Bid's consideration is paid completely in cash.

(iii) Whereby the Bidders have shown their intention to continue in the same line with respect to the activity and strategy developed by Telepizza to date, with no changes being foreseen in the personnel policy, including the continuity of the Company's current management team.

With respect to the consideration offered and with the repeated exception, the Board of Directors of Telepizza value it in a positive manner and consider it to be fair from a financial point of view for the shareholders in the Company, as was confirmed by Lazard in its opinion given to the Board of Directors, dated the 17th of April 2006.

Consequently, under the present circumstances, the Board of Directors of Telepizza favours the public take-over bid presented by the Bidders, considering both the interest of the shareholders' and bondholders' in the Company and that of the other related groups of interest, such as workers, franchisees and consumers. Without detriment to the notification that was

made to the competent authorities on the subject of defence of competition referred to under heading IV.2 of the Explanatory Booklet, it should be communicated that the Bid does not affect the relevant market competition and it foresees the continuity of the Company under conditions that are substantially similar to those that have governed its operation to date.

There are no private and individual opinions by any of the Board members of Telepizza that differ from the abovementioned group opinion.

5. INTENTION OF THE DIRECTORS TO ACCEPT THE BID

All the members of the Board of Directors who are holders, directly or indirectly of shares in Telepizza, that is to say, Mr. Fernando Zapater Marqués, Mr. Guillermo de la Dehesa Romero, Mr. Alfonso Martinez de Irujo Fitz-James Stuart, Mr. Joaquin Cayuela Verges, Mr. Raniero Vanni D'Archirafi, Mr. Ignacio Cuesta Martin Gil and Mr. Javier Gaspar Pardo de Andrade, have shown their intention of accepting the Bid. The abovementioned Board Members are holders, jointly, of a total of 29,252 shares in Telepizza.

It is stated that the declaration made by Mr. Ignacio Cuesta Martin-Gil does not include any pronouncement in any direction about the 4.132% participation in Telepizza of which the organisation Telefónica Capital, S.A. is the holder.

No member of the Board of Directors is the holder, directly or indirectly of bonds that are convertible into shares in the Company.

Likewise, it is stated that the company Carbal, S.A., the representation of which is held on the Board of Directors by the Board Member and Chairman, Mr. Pedro Ballvé Lantero, has assumed the commitments referred to under the previous heading 3.2. of this Report with the Bidders.

This Report about the Public Take-over Bid for shares in Telepizza formulated by the Bidders and authorised by the Stock Exchange Commission on the 11th of April 2006 was unanimously approved by all the Directors of Tele Pizza, S.A. attending the meeting.

In Madrid, on the 17th of April 2006.
The Secretary to the Board of Directors
Javier Gaspar Pardo de Andrade

The General Directorate for Markets and Investors raises the following motivated proposal for suspension and raising of the negotiation to the Vice-chairman of the Stock Exchange Commission, who in virtue of the delegation of authority granted by the Board of the National Commission agrees on the 21st of April 2005:

"To suspend as a precaution, with immediate effect, under the protection of Article 33 of the Law 24/1988, of the 28th of July, of the Securities Market, in relation to article 13 of the Royal Decree 1197/1991, of the 26th of July, on regime for public take-over bids for securities, the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the body TELE PIZZA, S.A., as a result of the registry on the today's date, at the Stock Exchange Commission, of the application document and other documents included in a public take-over bid for the shares in the aforementioned Company.

This suspension will be removed as of the 21st of April 2006.

This resolution is independent to any agreement the Stock Exchange Commission might come to with respect to the authorisation application for the Public Take-Over Bid for TELE PIZZA, S.A. formulated by FOOD SERVICE PROJECT, S.L."

Madrid, 20th of April 2006

The General Manager | The Vice-chairman

Angel Benito Benito | Manuel Conthe Gutièrrez

FOOD SERVICE PROJECT, S.L.

COMMUNICATION OF RELEVANT FACT

FOOD SERVICE PROJECT, S.L. (the "**Bidder**"), in accordance with that set forth in article 82 of the Law 24/1988, of the 28th of July, pertaining to the Securities Market, provides information about the following

RELEVANT FACT

Today, the 20th of April 2006, the Bidder has presented to the Stock Exchange Commission ("**SEC**") a public take-over bid (the "**Bid**") for 100% of the shares and convertible bonds in Tele Pizza, S.A., ("**Tele Pizza**"), that will come into effect when approved by the SEC.

The Bid is aimed at the 265,035,922 shares representing 100% of the share capital in Tele Pizza and all the 125,296 bonds that may be converted into shares issued and in circulation for the aforementioned company.

The consideration offered is 2.40 euros per share, which will be totally paid in cash.

Regarding the consideration offered for each convertible bond, this will be the result of adding to the value of the shares that the convertible bonds give a right to in the case of conversion, valued at the Bid price, the amount of the accrued interest corresponding to the abovementioned bonds borne from the last interest payment date until the date of the stock exchange trading, in virtue of which the Bid is settled. The Bid's explanatory booklet will contain a formula to calculate the amount of this consideration, and when this is applied, the minimum and maximum consideration for each convertible bond will range between 24,526 euros and 24.783 euros each. This consideration will also be paid in cash.

The payment of the Bid's maximum consideration has been guaranteed by Barclays Bank, Plc, Bnp Paribas, Branch in Spain and JPMorgan Chase Bank N.A., Branch in Spain.

The Bid is conditioned by the acquisition of a minimum of 129,867,602 shares in Tele Pizza, representing 49% of its share capital, and by the fact that before the conclusion of the Bid's acceptance deadline, the Annual General Meeting of Shareholders of Tele Pizza must adopt the agreement to modify the company's articles of association to remove the statutory restrictions to the right to vote and access to the Board and these modifications must be inscribed on the Mercantile Register of Madrid.

The Bidder has reached agreements with shareholders in Tele Pizza holding 13,690,941 shares, representing 5.165% of its share capital, for the acquisition of the referred to participation once the Bid has been concluded and subject to the condition that the Bid has a positive outcome. In the case of this condition being fulfilled, the sale of the aforementioned participation will be performed on the same day the Bid is settled and at the same price.

The Bidder, whose reference associates (with participations equal or greater than 20%) are Food Service Group, S.A. (a company based in Luxemburg controlled in 75% by the CVC European Equity Partners II funds (Jersey), L.P. and CVC European Equity Partners II, capital funds specialised in high risk capital investments managed by CVC European Equity TI Limited) and Inveralia Food Service, S.L. (belonging to the Inveralia Group), which is the parent company of the Zena group, one of the leading multi-brand catering groups in Spain.

In Madrid, on the 20th of April 2006

For Food Service Project, S.L.

By proxy: Mr. Miguel Ibarrola López

The Zena Group has today announced its bid to acquire all Telepizza's capital and in this way become the largest modern catering group in Spain

- The Bid, for 2.40 euros per share, will be made in cash for one hundred percent of the capital and of the convertible bonds in Telepizza.
- The merging of Zena and Telepizza will promote its growth and internationalisation and it will create one of the leaders of modern catering in Europe, with an invoicing of over 730 million euros and over 1,220 outlets.
- The Chief Executive Officer of Zena, Miguel Ibarrola, will appear at a press conference tomorrow Friday, to give more details about the operation.

Madrid, 20th of April 2006

The company Food Services Project, S.L. parent company of the Zena Group, the largest group in Spain in the multi-brand and multi-format catering segment, today informed the Stock Exchange Commission (SEC) of its bid for one hundred percent of Telepizza's share capital. The bid, for 2.40 euros per share will be paid completely in cash.

The resulting group, if the bid were to be accepted, will be the largest modern catering group in Spain and one of the leading European operators, with some total sales of over 730 million euros, 1,223 outlets and over 12,400 employees.

Telepizza, which will be set up within the group as a business line with its own company, will see its current successful strategy strengthened, relying on its employees and franchisees as the basic foundation, as they represent the brand's greatest attraction.

Miguel Ibarrola, CEO of the Zena Group, emphasises that "it is the natural meeting of two 'success stories'. The merging of our two groups has all the business logic and it is good news for the shareholders in Telepizza, but also for the franchisees, the employees and the clients of both groups".

In accordance with the booklet presented to the SEC, "the group resulting from this merger will continue with the expansion process, both nationally and internationally that is being carried out at present both by the Zena Group and by Telepizza, joining the innovative vocation in new lines and trade names that have defined the Zena Group's trajectory with the innovation in new products that has characterised Telepizza".

JPMorgan and 360 Corporate have acted as financial advisors for the Zena Group in the transaction, which has been legally advised by Garrigues. Barclays Capital, BNP and JPMorgan have contributed the financing for the transaction.

Miguel Ibarrola will offer a press conference tomorrow, Friday the 21st, at 10 am, in Foster's Hollywood at Calle Magallanes, 1, to provide all the operation's details.

Description of the Zena Group

Zena Group is the largest multi-brand and multi-format catering group in Spain, with approximately 400 restaurants and a total invoicing of the system of 306 million euros at the close of 2005. The company's business is based on the operation and franchise of its three brands within the modern catering segment (Foster's Hollywood, American food, 97 outlets; Cañas y Tapas, Spanish catering, 76 outlets and Il Tempietto, Italian cooking, 8 outlets), as well as in the operation of the traditional cuisine restaurants under the standard of Cenesa, located in the Carrefour shopping centres (51 outlets). In addition to this, the Zena Group is the main franchisee of Burger King (58 outlets) and Pizza Hut (110 outlets) in Spain.

The merging of the Zena Group and Telepizza would create one of the leading modern catering groups in Europe, with some sales from the system of around 705 million euros in 2005 on the European continent:

Ranking	Name	Brands	Sales Europe 2004 (€m)
1	McDonald's	McDonald's	11,375
2	Mitchells & Butlers	Harvester, Vintage Inns, Toby, etc.	2,301
3	Whitbread	Beefeater, Costa C, TGI Friday's, Pizza Hut	1,897
4	Burger King	Burger King	1,800
5	Yumi Brands	KFC, Pizza Hut	1,668
...	...	...	...
11	**Telepizza + Zena**		**705[1]**
...	...	...	...
16	**Telepizza**	**Telepizza**	**399[2]**
...	...	...	...
24	**Zena Group**	**Foster's Hollywood, Cañas y Tapas, Tempietto, etc**	**306[3]**

Source: Food Service Europe & Middle East/Horizons. It excludes catering, restaurants on roads-motorways and hotels.

(1) Sum of the sales from the system of Telepizza and Zena Group in 2005
(2) Sales from the system 2005
(3) Sales from the system 2005

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

RECEIVED
2006 AUG -8 A 10: 55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Madrid, July 2006 SUPPL

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- The General Directorate for Markets and Investors raises the following motivated proposal: To suspend as a precaution, with immediate effect, the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the company TELE PIZZA, S.A. Dated on 07/18/06

EXHIBIT 2.- Authorisation of the modification in the take-over bid made by Foodco Pastries Spain, S.L.U and Medimosal, S.L.U for TELEPIZZA S.A on the 19th of July 2005. Dated on 07/19/06

EXHIBIT 3.- Food Service Project, S.L. has decided to abandon the bid presented over TELEPIZZA S.A. Dated on 07/19/06

EXHIBIT 4.-Vidisco has decided to abandon its Bid over TELEPIZZA S.A. Dated on 07/19/06

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

The General Directorate for Markets and Investors raises the following motivated proposal for suspension and raising of the negotiation to the Chairman of the Stock Exchange Commission, who in virtue of the delegation of authority granted by the Board of the National Commission agrees on the 21st of April 2005:

> "To suspend as a precaution, with immediate effect, under the protection of Article 33 of the Law 24/1988, of the 28th of July, of the Securities Market, the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the company TELE PIZZA, S.A., whilst some relevant information is circulated about the aforementioned body. At 8.30 am on the 18th of July 2006 the raising of the suspension of the negotiation of the security will take place".

Madrid, 17th of July 2006

The General Manager — The Chairman

Angel Benito Benito — Manuel Conthe Gutiérrez

AUTHORISATION OF THE MODIFICATION IN THE TAKE-OVER BID MADE BY FOODCO PASTRIES SPAIN, S.L.U. AND MEDIMOSAL, S.L.U. FOR TELE PIZZA, S.A.

The Chairman of the Stock Exchange Commission, in virtue of the authority delegated to him by the Board of this Commission on the 21st of April 2005, has adopted the following agreement on the 19th of July 2006:

"To authorise the modification of the conditions for the public take-over bid for shares and convertible bonds in Tele Pizza, S.A., formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U., which was authorised by this Stock Exchange Commission on the 11/04/06.

In accordance with the contents of the registered application in a sealed enveloped on the 17th of July 2006, the price of the bid is raised to 3.21 euros per share and the price offered for each convertible bond is raised to 32.80 euros plus the amount of the accrued interest from the last payment of interest until the date of the contracting of the operation, which as a maximum may rise to 0.25 euros per bond and the final amount of which will be fixed on that date.

In order to better analyse the modifications made to the bid, the acceptance deadline is extended to the 15th of September 2006, included.

In accordance with the requests by Food Service Project, S.L., registered on the 19/07/06 and by Vidisco S.L., registered on the 18/07/06, both companies will proceed with the removal of their respective offers.

Madrid, 19th of July 2006

TO THE STOCK EXCHANGE COMMISSION

FOOD SERVICE PROJECT, S.L. (hereinafter, the "**Bidding Company**") by way of this document

SETS FORTH

1. Whereby through the Relevant Fact published on the 17th of July 2006 by the Stock Exchange Commission (hereinafter SEC) with the result of the envelopes with the modifications to the competing bids for Tele Pizza, S.A., it has acknowledged the prices offered by the different bidders.

2. Whereby it is the company's wish to abandon the bid presented by the appearing company, at this moment and under the condition that the SEC were to authorise the modified offer presented by Foodco Pastries Spain S.L.U. and Medimosal, S.L.U., all of this in accordance with that set forth in the Royal Decree 1197/1991, of the 26th of July, on the regime for public take-over bids.

This is communicated for the appropriate purposes in Madrid on the 18th of July 2006.

FOOD SERVICE PROJECT, S.L.

By proxy: Miguel Ibarrola López

Comisión Nacional del Mercado de Valores
Paseo de la Castellana, 15
28046 Madrid

Madrid, 18th of July 2006

Dear Sirs,

Public take-over bid by "Vidisco", S.L. for Tele Pizza, S.A.: Abandonment of the Bid

In accordance with the "Royal Decree 1197/1991", of the 26th of July, on the regime for public take-over bids, on the 17th of July 2006 Vidisco presented an improvement in its initial offer.

In view of the improvements presented by the other two bidders, Vidisco has decided to abandon its Bid, whenever at least one of the other two bids (that is to say, those formulated by: (i) Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. at 3.21 euros per share and (ii) by Food Service Project, S.L. at 2.77 euros per share) are authorised and published in accordance with the Royal Decree 1197/1991.

Yours faithfully,

Signed: Mr. Carlos Pazos Campos
On behalf of Vidisco, S.L.

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERNATIONAL CORPORATE FINANCE
JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, July 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.- The CNMV has temporally suspended, with immediate effects the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition , for the body TELE PIZZA, S.A. This suspension will be removed as of the 21st of April 2006. Dated on 02/20/06

EXHIBIT 2.- CARBAL, S.A. informs that it is considering the possibility of carrying out a Take-Over Bid which, if such is the case, it would carry out over all the shares and convertible bonds in circulation for TELE PIZZA, S.A., under the conditions that are finally established and at the tentative price of 2.15 euros per share. Dated on 02/20/06

EXHIBIT 3.- FOODCO PASTRIES SPAIN, S.L. and its subsidiary company, of which it holds 100% of the shares, MEDIMOSAL, S.L. (the "**Bidding Companies**"), comunicate that have presented to the SEC the authorisation application and other additional documentation for a public take-over bid for the entirety of the shares and convertible bonds in TELE PIZZA (the "**Bid**"), which is pending authorisation by the SEC. Dated on 02/20/06

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

The General Directorate for Markets and Investors raises the following motivated proposal for suspension and raising of the negotiation to the Vice-chairman of the Stock Exchange Commission, who in virtue of the delegation of authority granted by the Board of the National Commission agrees on the 21st of April 2005:

> "To suspend as a precaution, with immediate effect, under the protection of Article 33 of the Law 24/1988, of the 28th of July, of the Securities Market, the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the company TELE PIZZA, S.A., whilst some relevant information is circulated about the aforementioned body.
>
> At 10 am on the aforementioned date the raising of the suspension of the negotiation of the security will take place".

Madrid, 20th of February 2006

The General Manager	The Vice-chairman
Angel Benito Benito	Carlos Arenillas

CARBAL, S.A.
Avda. de Europa, 24
Parque Empresarial La Moraleja
28108 Alcobendas (Madrid)

Madrid, 20th of February 2006

In accordance with that set forth in article 83 bis of the Law 24/1988, of the 28th of July, of the Securities Market and other applicable regulations, by way of this document CARBAL, S.A. informs that it is considering the possibility of carrying out a Take-Over Bid which, if such is the case, it would carry out over all the shares and convertible bonds in circulation for TELE PIZZA, S.A., under the conditions that are finally established and at the tentative price of 2.15 euros per share.

The operation is subject, in any event, to the satisfactory results of the negotiations with potential co-investors and with the financing banks and to the obtaining of the appropriate consents, without detriment to the legal authorisations that might be relevant, if such is the case, after the presentation of the Bid, including the corresponding authorisation by the Stock Exchange Commission.

This communication is made for the appropriate legal purposes, without this implying any obligation, nor does it determine any responsibility for CARBAL, S.A. for the final non-presentation of the Bid, which will necessitate the positive results of the negotiating process and the adoption of the final relevant investment and financing decisions.

For CARBAL, S.A.

Signed: Fernando Ballvé Lantero

COMMUNICATION OF RELEVANT FACT

FOODCO PASTRIES SPAIN, S.L. and its subsidiary company, of which it holds 100% of the shares, MEDIMOSAL, S.L. (the "**Bidding Companies**"), in compliance with that set forth in article 82 of the Securities Market Law, by way of this document they here so communicate to the Stock Exchange Commission ("**SEC**") the following

RELEVANT FACT

As a continuation to the communication of the relevant fact by the company CARBAL, S.A. ("**CARBAL**") dated the 20th of February 2006, by which this company informed that it was considering the possibility of formulating, together with other potential co-investors, a public take-over bid for TELE PIZZA, S.A. ("**TELE PIZZA**"), it is communicated that on this date the Bidding Companies have presented to the SEC (Stock Exchange Commission) the authorisation application and other additional documentation for a public take-over bid for the entirety of the shares and convertible bonds in TELE PIZZA (the "**Bid**"), which is pending authorisation by the SEC.

The Bidding Companies have an indirect participation held by CARBAL of 50% and 50% by TORO INVESTMENT, S.à.r.l., a company holding Luxemburg nationality completely participated by funds managed by Permira Europe III G.P. Limited (the "**Permira Europe III Fund**"). In turn, CARBAL is the parent company of a group of companies holding 54,416,106 shares in TELE PIZZA, representing 20.532% of its share capital and shares are held in it by Mr. Pedro José Ballvé Lantero, Chairman of the Board of Directors of TELE PIZZA and by Mr. Fernando Ballvé Lantero.

The Bid is aimed at the 265,035,922 shares representing 100% of TELE PIZZA's share capital and to all the 125,296 bonds that may be converted into TELE PIZZA shares issued and in circulation, and its effectiveness is conditioned by the acquisition by the Bidding Companies of a number of shares that represent, at least, 69% of TELE PIZZA'S share capital, that is to say, 182,874,787 shares.

The consideration offered for each TELE PIZZA share is **2.15** euros and it will be paid completely in cash.

With regard to the consideration offered for each convertible bond, this will be the result of adding to the value of the shares the subscription to which the convertible bonds give a right to in the case of conversion, valued at the Bid price and the amount of the accrued interest corresponding to the aforementioned bonds accrued since the last interest payment date until the date of the contracting of the stock exchange operation in virtue of which the Bid will be settled. Given that this date cannot be known at present, the explanatory brochure for the Bid will contain a formula to calculate the amount of the aforementioned consideration. When applying this formula, the minimum and maximum consideration to be paid for each convertible bond will range

between 21.97 and 22.18 euros for each convertible bond. The consideration will also be paid in cash.

The payment of the maximum consideration for the Bid has been guaranteed by ING Bank N.V., London Branch and The Royal Bank of Scotland, Branch in Spain.

CARBAL, in its capacity as shareholder in TELE PIZZA and as co-investor for the Bid, has agreed with the Permira Funds the transmission in favour of the Bidding Companies of its total participation in TELE PIZZA, which will be carried out (i) regarding 16,279,070 shares, representing 6.14% of the share capital, by way of a share sale contract formalised on the day of the date at the price of 2.15 Euros per share and subject to the successive condition of the positive result of the Bid, and (ii) regarding the remaining 38,037,036 shares, representing 14.39% of the share capital, by way of their sale through the acceptance of the Bid.

Likewise, and aimed at strengthening its total commitment to the positive outcome of the operation, CARBAL has irrevocably committed itself before Permira Funds (i) to not accept any other bid, rival or not, that could be formulated by third parties other than the Bidding Companies, regardless of the consideration offered, and (ii) to at all times exercise the political rights corresponding to its participation in TELE PIZZA in a way that is coherent with the aim of promoting the positive outcome of this Bid. For this purpose and with the abovementioned aim, CARBAL has granted a purchase option over its entire direct and indirect participation in TELE PIZZA to Permira Funds, at a price that is the same as the Bid price (that is to say, 2.15 euros per share), which will be executable until the 10th of January 2007 in the case that the Bid were not to be successful due to third parties having formulated a public take-over bid, rival or not, for a higher price than this Bid. Likewise, and in the case that the Offer were not to prosper under any other circumstances, the parties have assumed a mutual commitment of exclusivity that will be prolonged until the 10th of January 2007 with respect to CARBAL and until the 30th of June 2007 with respect to the Permira Funds.

If the Bid were to be successful, the intention of the Bidding Companies is to promote the removal from trading of the TELE PIZZA shares in as short a time as possible, complying with the legal procedures and adopting all the company decisions necessary for this purpose.

This is communicated for the appropriate purposes in Madrid, on the 28th of February 2006.

FOODCO PASTRIES SPAIN, S.L.
By proxy

Mr. Fernando Ballvé Lantero Mr. Eddy Perrier

MEDIMOSAL, S.L.
By proxy

Mr. Fernando Ballvé Lantero

Mr. Eddy Perrier